Exhibit 12.2

United States Steel Corporation, LLC
Computation of Ratio of Earnings to Fixed Charges
Unaudited
(Dollars in Millions)

	Year Ended December 31
	2002	2001		2000	1999	1998

Portion of rentals representing interest	$34	$45		$48	$46	$52
Capitalized interest	6	1		3	7	6
Other interest and fixed charges	136	153		115	74	47
Total fixed charges (A)	$176	$199		$166	$127	$105

Earnings - pretax income with applicable adjustments (B)	$183	$(387)		$187	$295	$618

Ratio of (B) to (A)	1.04	***	(a)	1.13	2.33	5.89

(a)          Earnings did not cover fixed charges by $586 million in 2001